

April 12, 2011

Via E-mail
Jonathan M. Couchman
President and Chief Executive Officer
Footstar, Inc.
933 MacArthur Blvd.
Mahwah, N.J. 07430

  Re: Footstar, Inc.
     Form 8-K
     Filed April 6, 2011
     File No. 1-11681

Dear Mr. Couchman:

  We have reviewed your filing and have the following comment.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. We reviewed your Form 8-K filed April 6, 2011 and determined it does not include the required information. When a registrant ceases to be a shell company as the result of a business acquisition, a Form 8-K that includes Items 2.01, 5.06 and 9.01 must be filed no later than four business days after the consummation of the acquisition transaction. The 8-K must include the information, including financial statements, that the acquired business would be required to file to register a class of securities under Section 12 of the Exchange Act using Form 10. We believe you were a shell company (as defined by Rule 12b-2 of the Exchange Act) immediately prior to the acquisition of CPEX Pharmaceuticals Inc ("CPEX") because you had nominal operations and assets consisting of any amount of cash and cash equivalents and nominal other assets. Accordingly, please amend the Form 8-K to provide the necessary Form 10 information, historical financial statements of CPEX and pro forma information giving effect to the acquisition.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Janice McGuirk at (202) 551-3395 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director